AGREEMENT

This Agreement (the "Agreement") dated as of June 30, 1997 between Ronald J. Muns and Astea International Inc., a Delaware corporation (the "Company").

WHEREAS, Mr. Muns and the Company entered into that certain Employment and Noncompetition Agreement dated March 1, 1996 (the "Employment Agreement") to which Bendata, Inc. ("Bendata"), a Colorado corporation and wholly-owned subsidiary of the Company, is also a party.

WHEREAS, Bendata and the Company entered into the Employment Agreement with Mr. Muns in connection with the Company's purchase of all of the outstanding capital stock and equity interests of Bendata and certain other entities affiliated with Bendata from Mr. Muns and all of the other holders thereof (the "Shareholders") pursuant to an Agreement and Plan of Merger dated February 27, 1996 (the "Merger Agreement") among the Company, BDI Acquisition Corp., Bendata, Bendata (UK) Limited LLC, Mr. Muns, Randall Casto and David Russell;

WHEREAS, as consideration for the Company's purchase of Bendata, the Company issued an aggregate of 1,500,000 shares (the "Shares") of common stock, $.01 par value per share, of the Company (the "Common Stock") to the Shareholders, of which Mr. Muns received 1,366,270 Shares;

WHEREAS, pursuant to a Registration Rights Agreement dated as of February 26, 1996 among the Company, Mr. Muns and others (the "Registration Agreement"), the Company has agreed to register the Shares received by Mr. Muns for resale under the Securities Act of 1933, as amended, and a registration statement filed pursuant to the Registration Agreement is currently effective;

WHEREAS, Mr. Muns has asserted and continues to assert various claims against the Company including those for breach of the representations and warranties in the Merger Agreement (the "Claims");

WHEREAS, the Company has denied and continues to deny Mr. Muns' Claims;

WHEREAS, to avoid the expense and distraction of litigation over Mr. Muns' Claims, each of the Company, Bendata and Mr. Muns have agreed to compromise and settle such Claims, and to modify certain of the terms of the Employment Agreement;

NOW, THEREFORE, in consideration of the premises and in exchange for the promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Bendata, the Company and Mr. Muns agree as follows:


1. Consulting Agreement. The Company, Bendata, and Mr. Muns shall immediately execute and enter into a consulting and development agreement with Mr. Muns in the form attached hereto as Exhibit A (the "Consulting Agreement").

2. Additional Consideration on Sales. The Company will pay Mr. Muns $1.00 per share in cash for each Share sold by Mr. Muns between July 1, 1997 and September 30, 1997 (the "Termination Date"), up to a maximum of $300,000. The amount owed by the Company will be due and payable upon written notification by Mr. Muns of the number of Shares sold made on the earlier of two business days after the date on which Mr. Muns has sold at least 300,000 Shares or the Termination Date.

3. Cash Payment. The Company has executed and delivered to Mr. Muns its promissory note, in the form of Exhibit B, evidencing the Company's obligation to pay Mr. Muns an aggregate of One Million Dollars ($1,000,000), payable without interest in twenty (20) equal quarterly installments over a period of five (5) years commencing on the date of this Agreement, or at such earlier time or times as determined by the Company in its sole discretion, the first installment of which shall be paid concurrent with the execution of this Agreement.

4. Option Grant. The Company hereby grants to Mr. Muns a non-qualified option to purchase 90,000 shares of Common Stock with a duration of ten years, substantially in the form attached hereto as Exhibit C (the "Option") at an exercise price equal to the closing price of the Common Stock on the Nasdaq National Market on the last trading day prior to the date of this Agreement. The Option will be immediately and fully exercisable.

5. Registration Statement. The Company agrees promptly to file and maintain the effectiveness of a registration statement on Form S-8 to allow Mr. Muns to sell the shares of Common Stock obtainable upon exercise of the Option.

6. Legal Fees and Expenses. The Company herewith reimburses to Mr. Muns a total of $20,000.00 to defray a portion of the legal fees and expenses that he has incurred in connection with the investigation and settlement of his claims by delivering to him a check in that amount.

7. Nature of Consideration. The Company acknowledges that the payment of sums of money pursuant to paragraphs 2, 3 and 6 of this Agreement, and the grant of the Option pursuant to paragraph 4 of this Agreement are in settlement of claims and not compensation to Mr. Muns. The Company agrees not to issue an IRS Form W-2 to Mr. Muns indicating that any portion of such consideration is compensation to Mr. Muns. The Company agrees to issue an IRS Form 1099-MISC indicating that the consideration is "other income" (box 3).


8. Release by Mr. Muns. Effective upon the execution and delivery of this Agreement by the Company, Mr. Muns does hereby, for himself and his heirs, executors, agents, representatives, affiliated entities, successors and assigns, remise, release, acquit and forever discharge the Company, Bendata, and their respective stockholders, subsidiaries, affiliates, directors, officers, employees, agents, predecessors, successors and assigns, of and from any and all manner of action and actions, cause and causes of action, suits, debts, controversies, damages, judgments, executions, claims and demands whatsoever, in law or in equity, against the Company, Bendata, or any of their respective affiliates as hereinabove enumerated, which Mr. Muns ever had, now has or which he, or persons related to him as hereinabove enumerated, can, shall or may have, whether or not now known, for, upon or by reason of or in any way relating to the Merger Agreement, the Company's purchase of Bendata from Mr. Muns and the other Shareholders, or the issuance of the Company's securities to Mr. Muns at any time prior to the date of this Agreement; provided however, that the foregoing release shall not be construed to release claims arising under this Agreement or the Registration Agreement, or future obligations of the Company under the Employment Agreement or the Consulting Agreement.

9. Release by the Company. Effective upon the execution and delivery of this Agreement by Mr. Muns, the Company and Bendata, or themselves and their respective stockholders, subsidiaries, affiliates, directors, officers, employees, agents, predecessors, successors and assigns, do hereby release, remise and acquit and forever discharge Mr. Muns, his heirs, executors, successors and assigns, of and from any and all manner of action and actions, cause and causes of action, suits, debts, controversies, damages, judgments, executions, claims and demands whatsoever, in law or in equity, against Mr. Muns or any person related to him as hereinabove enumerated, which the Company, Bendata, or any of their respective affiliates as hereinabove enumerated, ever had, now has or which it or any of its respective affiliates as hereinabove enumerated, can, shall or may have, whether or not known, for, upon or by reason of or in any way related to the Merger Agreement, the Company's purchase of Bendata from Mr. Muns and the other Shareholders, or the issuance of the Company's securities to Mr. Muns at any time prior to the date of this Agreement; provided however, that the foregoing release shall not be construed to release claims arising under this Agreement or the Registration Agreement, or future obligations of Mr. Muns under the Employment Agreement or the Consulting Agreement.

10.   Representations and Warranties.
(a) Mr. Muns has such knowledge and experience in financial and business matters and in making investment decisions of this type that he is capable of evaluating the merits and risks of an investment in the Company and of making an informed investment decision.

(b) The Company represents and warrants to Mr. Muns that the Company has taken all action that may be required by its corporate charter, by-laws and all other applicable law to authorize execution, delivery and performance of this Agreement.

(c) The Company and Mr. Muns represent and warrant to each other that this Agreement has been duly executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, and that neither has assigned, transferred, or hypothecated or pledged any portion of the claims subject to this Agreement to any third party.

11. Amendment to Employment Agreement. Section 5(b) of the Employment Agreement is hereby clarified and, to the extent necessary, modified to permit Mr. Muns to (a) be employed by or consult with, and be an officer, director and stockholder of, CoreTech Consulting Group, Inc. (or any of its affiliates); (b) provide consulting, training and event services, and certification programs, notwithstanding the fact that such activities may involve businesses to which Bendata's products are sold; provided, however, Mr. Muns will not sell or intentionally assist others in selling products that are competitive with any of the products Bendata is selling or announced that it will be selling as of the date of this Agreement; and (c) permit Mr. Muns to serve actively in the affairs of any professional association or non-profit organization established to further the professional certification of help desk professionals.

12.   Miscellaneous.

(a) Except to the extent expressly amended hereby, the Employment, Merger and Registration Agreements shall not be altered by this Agreement. Except as otherwise set forth in the Employment, Merger and Registration Agreements and the attachments thereto, this Agreement constitutes the entire understanding of the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, written or oral, with respect to the subject matter of this Agreement. To the extent consistent with this Agreement, the Employment, Merger and Registration Agreements and the attachments thereto are reaffirmed hereby.

(b) Except as otherwise contemplated herein or required by applicable law or regulation, or by the order of a tribunal having appropriate jurisdiction, and only to the extent so contemplated or required, the Company and Mr. Muns shall not disclose the contents or existence of this Agreement to any other person. The Company consents to the filing by Mr. Muns of an amendment to his existing statement on Schedule 13D which will include a summary of this Agreement and to which a copy of this Agreement will be attached as an exhibit.

(c) From and after the date of this Agreement, upon the reasonable request of any party hereto, the other party shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and effectuate fully the intent and purposes of this Agreement.


(d) This Agreement will be governed by and interpreted in accordance with the internal laws of the State of Delaware without regard to conflict-of-law principles.

(e) This Agreement may be executed by facsimile and in any number of counterparts, each of which shall be deemed an original for all purposes.

**************
IN WITNESS WHEREOF, the parties have executed this Agreement of this 30th day of June, 1997.


ASTEA INTERNATIONAL INC.



By:
        Zack B. Bergreen
        Chief Executive Officer


BENDATA, INC.



By:
        Vance Brown
         President




Ronald J. Muns